

April 7, 2010

Mail Stop 4631

<u>Via U.S. Mail</u>

Mr. Dimitrios Argyros, Chairman of the Board,
    President and Chief Executive Officer.
Euro Solar Parks, Inc.
81 Elmwood Avenue
Ho-Ho-Kus, NJ 07423

Re: Euro Solar Parks, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on: March 26, 2010
File No.: 333-163600

Dear Mr.Argyros:

We have reviewed your filing and have the following additional comments.

<u>Prospectus Cover Page</u>

1. As previously requested, the prospectus "Subject to Completion" legend which is currently in the third paragraph on the cover page should be set forth in boldface or some other prominent type. Please see Item 501(b)(10)(iv) of Regulation S-K.

<u>Select Summary Financial Data, page 8</u>

2. Please revise this section to provide operating results and asset and liability information for the periods that correspond to the financial statements presented in the Form S-1. Please remove the reference to the information being unaudited, if the corresponding financial statements included in the Form S-1 are audited.

<u>Description of Our Business, page 18</u>

3. As previously requested, please disclose the approximate cost of actually building your power plant or a range in which the total cost should fall based on your research of several comparable projects, as this information would appear to be material to prospective investors.

Report of Independent Registered Public Accounting Firm, page 31

4. Please request Silberstein Ungar, PLLC to revise their report to reference the correct footnote in the going concern paragraph.

Statements of Cash Flows, page 34

5. We note that you have revised the cash flows from financing activities category of the statement of cash flows for the period October 21, 2008 – December 31, 2008 from your previously issued audit financial statements included in your Form S-1 filed on December 9, 2009 to reflect non-cash transactions. Please revise this presentation to remove the inclusion of non-cash activities from the cash flow categories presented on the face of the statements of cash flows and include a separate disclosure for these activities. Refer to ASC 230-10-50-3 to 50-6 for guidance.

Exhibit 23.1

6. Please request your auditors to include a consent that references the correct filing.

*   *   *   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Accountant at (202) 551-3753 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Legal reviewer at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jay Smith, Esq.
        Novi & Wilkin
        1325 Airmotive Way, Suite 140
        Reno, NV 89502